RJD

1/4/2 3/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SECURI MMISSION

02021363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8-45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Grand Avenue
(No. and Street)

Park Ridge — New Jersey — 07656
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Anderson — (201) 612-8855
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bramley Scott V
(Name — *if individual, state last, first, middle name*)

49 Walnut St. — Teaneck — New Jersey — 07666
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02
S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. De Pol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATION Wide Planning Associates, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROBERT P BARKER
Notary Public
State of New Jersey
My Commission Expires Mar 29, 2004

[signature] 2/27/02
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nationwide Planning Associates, Inc.

Financial Statement

December 31, 2001

Scott V. Bramley, CPA
49 Walnut Street
Teaneck, NJ 07666

Independent Auditor's Report

Stockholder
Nationwide Planning Associates, Inc.

I have audited the balance sheets of Nationwide Planning Associates, Inc. as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott V Bramley CPA

Scott V Bramley, CPA

Teaneck, New Jersey
February 25, 2002

Nationwide Planning Associates, Inc.

Balance Sheets

December 31, 2001

ASSETS

CURRENT ASSETS		
Cash in bank	$ 87	
Marketable securities	10,676	
Accounts receivable	50,878	
Prepaid expenses	147	
Total Current Assets		$ 61,788
EQUIPMENT		73,597
OTHER ASSETS		80,500
		$ 215,885

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses		$ 25,666
Total Current Liabilities		25,666
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, 100 shares issued	10,000	
Additional paid in capital	56,700	
Retained earnings	123,519	
Total Stockholder's Equity		190,219
		$ 215,885

See Auditor's report and notes to the financial statements

Nationwide Planning Associates, Inc.

Statement of Income and Retained Earnings

Year Ended December 31, 2001

COMMISSION INCOME	$	869,004
EXPENSES (Schedule I)		840,668
INCOME FROM OPERATIONS		28,336
OTHER INCOME (EXPENSE)		
Loss for securites		(732)
Interest income		954
NET INCOME		28,558
DISTRIBUTIONS		-
RETAINED EARNINGS, BEGINNING OF YEAR		94,961
RETAINED EARNINGS, END OF YEAR	$	123,519

See Auditor's report and notes to the financial statements

Nationwide Planning Associates, Inc.

Statement of Cash Flows

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 28,558	
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	7,122	
Changes in operation assets and liabilities:		
Securities owned, net	401	
Accounts receivable	18,185	
Prepaid expenses	(147)	
Other assets	-	
Accounts payable and accrued expenses	(21,149)	
Net cash flows from operating activities		$ 32,970
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment		(33,222)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contribution		-
Dividends paid		-
NET CHANGE IN CASH		(252)
CASH, BEGINNING OF YEAR		339
CASH, END OF YEAR		$ 87

See Auditor's report and notes to the financial statements

Note 1 **Nature of the Business and Summary of Significant Accounting Policies:**

Nature of the Business - Nationwide Planning Associates, Inc. is a New Jersey Corporation formed during October of 1992. Its principal business activity is selling mutual funds, variable annuities and insurance products in the New York City metropolitan area.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Tax - The Company has elected under Section 1361 of the Internal Revenue code to be taxed as a small business corporation. Under this provision, all earnings and losses of the Company are reported on the federal tax returns of the stockholders. Accordingly, no provisions have been made for federal income taxes. The Company has elected to be taxed as a small business corporation by the state of New Jersey. Earnings and losses of the Company are reported on the state tax returns of the stockholders, the Company is taxed the incremental rate. A provision has been made for the state tax liability.

Securities - Trading securities consist of certain money market funds with a readily determinable fair value. Unrealized holding gains and losses are included in income. Securities available for sale are investments not classified as trading securities. Unrealized holdings gains and losses are included in comprehensive income. Management has estimated value in the absence of readily ascertainable market values.

Revenue recognition - The Company records income from commissions at the date the trade is confirmed by the commissionee.

Equipment - The Company is depreciating the cost of property and equipment used in operations over ten years with the straight line method.

Note 2 The Company's equipment costs and related depreciation at December 31, 2001 is summarized as follows:

			Depreciation Period
Furniture and fixtures	$	55,910	10 years
Computer equipment		41,304	10 years
		97,214	
Accumulated depreciation		23,617	
	$	73,597	

Note 3 *Financial instruments* - The financial instruments of the Company are reported in the statement of financial condition at market value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4 *Other Assets* are summarized as follows:

Securities available for sale	$ 72,200
Deposits	8,300
	$ 80,500

Note 5 *Employee Benefit Plan* – The Company has a savings incentive match plan for employees of small employers under section 408(p) of the Internal Revenue Code covering all eligible employees. Contributions to the plan were $7,500 for the year ended December 31, 2001

Nationwide Planning Associates

Supplementary Information

Year Ended December 31, 2001

Expenses

Expenses:		
Officer's salary	$	238,450
Office salaries		49,889
Payroll tax		14,222
Employee benefits		6,772
Advertising		9,798
Annual report		80
Automobile		19,372
Cleaning & maintenance		2,917
Commissions		342,290
Computer software & supplies		2,551
Contributions		2,409
Data processing		6,901
Depreciation and amortization		7,122
Dues and subscriptions		724
Entertainment		11,924
Insurance		27,723
Licensing fees		7,864
Office supplies & expenses		25,907
Pension		7,497
Professional fees		14,850
Rent		25,688
Repairs and maintenance		1,131
State income and franchise tax		900
Telephone & answering service		10,474
Travel		1,463
Miscellaneous		1,750
Total Expenses	$	840,668

Schedule II

Nationwide Planning Associates, Inc.

Supplementary Information

Year Ended December, 31 2001

Computation of Net Capital Under Rule 15c3 - 1 of the Securities and Exchange Commission

Net Capital:		
Total stockholder's equity qualified for net capital		$ 190,219
Deductions:		
Non-allowable assets		
Fixed assets	$ 73,597	
Other Assets	80,500	
Total non-allowable assets		$ 154,097
Tentative Net Capital		36,122
Haircuts on securities (pursuant to rule 15c3 - 1(f))		
Trading and investment securities		
Fidelity money market fund		1,067
Net capital		$ 35,055

See Auditor's report and notes to the financial statements

Report on Internal Control Structure

February 25, 2002

Stockholders
Nationwide Planning Associates, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Nationwide Planning Associates, Inc. for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, I have made a study of the practices and procedures followed by the company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17-a-13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of

their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy of such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Stockholder, Securities and Exchange Commission, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Scott Bramley CPA

Scott Bramley, CPA
49 Walnut Street
Teaneck, NJ 07666

Scott Bramley, CPA
49 Walnut Street
Teaneck, New Jersey 07666

February 25, 2002

Statement of Computation of Net Capital

No material differences exist between the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II or Part IIA.

Scott Bramley, CPA
Teaneck, New Jersey 07666